Divakar Gupta

T: (212) 479-6474

dgupta@cooley.com

Via EDGAR

June 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Lauren Sprague Hamill

Joshua Gorsky

Christine Torney

Mary Mast

Re:	Turnstone Biologics Corp.

Registration Statement on Form S-1

Submitted on June 12, 2023

CIK No. 0001764974

Ladies and Gentlemen:

On behalf of Turnstone Biologics Corp. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2023 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1, as filed with the Commission on June 12, 2023. Concurrently with the submission of this response letter, the Company is filing Amendment No.1 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Correspondence dated June 21, 2023

Common Stock Valuation and Stock Issuance, page 9

1.

You state that you issued 732,600 shares of common stock on February 27, 2023 to Moffitt pursuant to the Alliance Agreement, which is treated as a performance-based stock award for accounting purposes. You state on page F-63 of the Form S-1 the issuance of shares in the three months ended March 31, 2023 related to the achievement of a milestone for the start of the Phase 1 trial. Please address the following:

•

Tell us why the issuance of common stock in connection with the achievement of milestones for the Alliance Agreement is considered a performance-based stock award instead of research and development expense as incurred. In this regard, please address all issuances of common stock relating to the Alliance Agreement, including the 732,600 common shares issued on February 27, 2023.

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Page Two

•	Clarify what fair value was assigned to the shares issued on February 27, 2023 and why there is no amount in the Statement of Stockholders’ Equity on page F-42 of the Form S-1.

•	Address the reason for the difference between the fair value of the stock issued and the estimated offering price.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent correspondence filing.

Registration Statement on Form S-1 filed on June 12, 2023

Prospectus Summary, page 1

2.

You state on page 1 and throughout that TILs are a “clinically validated technology for treating solid tumors.” Please revise the Summary and Business section to describe what you mean by “clinically validated” and the basis for that claim. In this regard, we note your disclosure on page 45 that TIL therapy is an emerging field with no approved TIL therapies.

Response: In response to the Staff’s comment, the Company has conducted a detailed review and revised statements in the Summary and Business sections to remove the reference to “clinically validated”.

3.

We note your response to prior comment 3, which we reissue in part. In the Summary and Business sections where you describe third party clinical trial results that you believe support the potential of your Selected TIL approach, please further revise your definition of terms such as “progression-free survival” and “complete response rate” to clarify, if true, that such terms do not indicate that the patient was cured of the condition, or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 3, 123, 125, 131, 134 of the Registration Statement to clarify that “progression-free survival” or “PFS” and “partial response” does not indicate that the patient was cured of the condition and to clarify that if a “complete response rate” lasts the lifespan of a patient it would be considered as a cure and that in general clinical practice, patients are referred to as “cured” if they remain in complete response for greater than five years as the probability of their disease recurrence is low.

4.

We note that your revisions in response to prior comment 3 defined the Company’s use of terms “clinical benefit” and “clinically meaningful.” Notwithstanding, in the Prospectus Summary and Business sections, please revise your disclosure to remove conclusory references as to “clinical benefit” to avoid any suggestion that TIL products generally, or your TIL product candidates specifically, have demonstrated or are likely to demonstrate safety or efficacy. Findings of safety and efficacy are solely within the authority of the FDA. In this regard, we note your disclosure on page 41 stating that “the FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease[.]” You may present clinical trial end points and objective data resulting from trials without concluding benefit or efficacy.

Additionally, please balance references to “clinical benefit” in the context of the Company’s mission or belief in the potential of its product candidates by highlighting disclosure regarding the early stage of the Company’s product development and the lack of FDA approval for any TIL product to date, including your product candidates. Clarify, if true, that the Company’s beliefs regarding its product candidates are not yet supported by statistically significant trial results, and that your current and any future product candidates will require additional preclinical or clinical development, regulatory review and approval in one or more jurisdictions.

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U.S. Securities and Exchange Commission

June 23, 2023

Page Three

Response: In response to the Staff’s comment, the Company has conducted a detailed review and revised statements throughout the Registration Statement to remove references to “clinical benefit” and “clinically meaningful.”

5.

We note your response to prior comment 8, which we reissue in part. Where appropriate, please revise your disclosure to briefly describe the nature of an investigator-sponsored study, explain how such a study differs from a clinical trial sponsored by your company, and summarize your role/responsibility, if any, in the trial (e.g., financial funding).

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 5, 6, 101, 102, 103, 123, 127, 137, 138, 147 and 148 of the Registration Statement to explain the differences between the nature of an investigator-sponsored study and the Company sponsored clinical trial and to summarize the Company’s role/responsibility in the investigator-sponsored study.

Our Strategy, page 6

6.

We note your response to prior comment 11, which we reissue in part. On page 6 and elsewhere throughout, you state that you are pursuing a clinical development strategy for TIDAL-01 designed to support moving into pivotal trials. Please further revise your disclosure to clarify that you are in very early stages of development as you have on page 19 and state the factors that will determine whether your TIDAL-01 trials are sufficient to move into pivotal trials and who will make such determination.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 6, 7, 128, 132, 138, 139 and 147 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Our Results and Operations

Collaboration Revenue, page 104

7.

We note your response to prior comment 17, which we reissue in part. You disclose on page 105 that each of the AbbVie Agreement and Takeda Agreement were terminated by the counterparty pursuant to their terms. Please further revise your disclosure to briefly explain, to the extent known, why each counterparty chose to terminate its agreement with the Company in accordance with its termination for convenience rights.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that (1) AbbVie provided a short written notice of termination of the Research, Option and License Agreement (the “AbbVie Agreement”) that referenced the provision that permitted AbbVie to terminate the AbbVie Agreement “for any or no reason” and AbbVie did not include any further explanation for such termination and (2) similarly, Takeda provided a short written notice of termination of the Collaboration and License Agreement (the “Takeda Agreement”) that referenced the provision in the Takeda Agreement that permitted Takeda to terminate the Takeda Agreement “for convenience” and Takeda did not include any further explanation for such termination. However, the Company advises the Staff that in its Quarterly Financial Report for the Quarter Ended June 30, 2022, Takeda stated that its termination of its collaboration with the Company was “for strategic reasons” without further explanation. As a result, the Company has

Cooley LLP 55 Hudson Yard New York, NY 10001

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U.S. Securities and Exchange Commission

June 23, 2023

Page Four

revised its disclosure on page [ ] of the Registration Statement to include a statement that Takeda stated it terminated its collaboration with the Company for strategic reasons. AbbVie has not publicly disclosed the reasons for the termination of the AbbVie Agreement with the Company, and the Company respectfully advises the Staff that it would not be appropriate for the Company to speculate as to the reasons for the termination when it does not have first hand knowledge of the reasons.

8.

We note your disclosure regarding the collaboration agreement with Takeda. We also note your disclosure on page F-26 stating that Takeda has “equity purchase commitments of up to $20.0 million.” Please revise your disclosure here, and elsewhere as appropriate, to disclose the details of Takeda’s equity purchase commitment.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 85, 107 and 211 of the Registration Statement.

Business

Clinical Evidence Supporting Viral Immunotherapy Combination, page 147

9.

We note your response to prior comment 25. Please further revise your description of the serious adverse events in your prior clinical trial to describe and/or define the following terms: “pyrexia,” “sinus tachycardia,” “antidiuretic hormone secretion,” “ascites,” “colitis,” “cholecystitis,” “enterocolitis,” “hyponatraemia,” “hypoaesthesia,” “monoparesis,” and “haemorrhagic shock.”

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 151 and 152 of the Registration Statement.

Notes to the Financial Statements for the Fiscal Year Ended December 31, 2022

7. Asset Acquisition, page F-28

10.

If the Myst acquisition is appropriately accounted for as an asset acquisition, the contingent milestone payments should first be assessed under ASC 815. If ASC 815 is not applicable, the contingent payments should typically be accounted for under ASC 450-20-25-2 unless they are required to be accounted for under other US GAAP. With regard to the second and third milestones, if you continue to believe ASC 480 is appropriate, please address the following:

•

Clarify why the payments meet the scope criteria in ASC 480. Please tell us why you believe the individual milestones are freestanding financial instruments. Refer to ASC 480-10-15-3 and the definition of freestanding financial instrument in ASC 480-20. Tell us the basis for your statement on page F-29 that the milestones are not contingent on one another, and do not need to be achieved in any specific order.

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U.S. Securities and Exchange Commission

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Page Five

•

Since the payments may be made in cash or shares at your option, provide us a thorough analysis as to why you believe ASC 480 is applicable. Cite the specific paragraphs within ASC 480 you have used to account for the contingent payments in the asset acquisition.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent correspondence filing.

Notes to the Financial Statements for the Three Months Ended March 31, 2023

6. Agreements Takeda Pharmaceutical Company Limited Termination of Discovery Program, page F-59

11.

You state that the Takeda Agreement is being terminated effective as of July 6, 2023 and that you ceased all work under the Takeda Agreement as of March 31, 2023. You concluded there are no remaining estimated services associated with the obligations under the Takeda Agreement. Please tell us why you believe there are no further performance obligations under the agreement such that revenue recognition of the remaining Deferred Revenue as of March 31, 2023 is appropriate. Provide us the applicable paragraphs in the agreement, including the termination clauses, and tell us why you have met the performance obligations prior to the effective date of the termination pursuant to the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and will respond to this comment in a subsequent correspondence filing.

* * *

Please contact me at (212) 479 6474 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely, /s/ Divakar Gupta Divakar Gupta

cc:

Sammy Farah, Ph.D., Turnstone Biologics Corp.

Venkat Ramanan, Ph.D., Turnstone Biologics Corp.

P. Joseph Campisi, Jr., Esq., Turnstone Biologics Corp.

Ryan Sansom, Cooley LLP

Alexa Smith, Cooley LLP

Valerie Sapozhnikova, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Salvatore Vanchieri, Latham & Watkins LLP

Cooley LLP 55 Hudson Yard New York, NY 10001

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com